SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 28, 2024
1. Date, Time and Place: On February 28, 2024, at 9:30 p.m., in a blended meeting (in person and digitally), in accordance with Item 6.4 of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”).
2. Attendance: The following members of the Board of Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo (Director). The meeting was also attended by Mr. Marcos Moreno Chagas Assumpção, as guest.
3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
4. Agenda: (i) to take note of the resignation of the Company’s Chief Executive Officer; and (ii) to elect a new Statutory Executive Officer of the Company.
5. Minutes in Summary Form: The attending members of the Board of Directors unanimously and without exceptions, approved the drawing up of these minutes in summary form.
6. Resolutions: The Meeting was established, after examining and discussing the matters on the agenda, the attending members of the Board of Directors, by unanimous vote and without exception, approved:
6.1. To take note of the resignation submitted on this date with effect, for all legal purposes, as of July 1, 2024, by Mr. Walter Schalka, Brazilian citizen, married, engineer, holder of Identity Card (RG) No. 6.567.956-8, issued by SSP/SP, and enrolled with Individuals Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) under No. 060.533.238-02 (“Walter”) from the position of Chief Executive Officer of the Company, to which he had been re-elected on April 27, 2023 and to which he will be re-elected for a term of office until July 1, 2024, at the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting which resolves on the accounts for the fiscal year ending December 31, 2023.
6.1.1. It is registered that Mr. Walter will in due course be (i) appointed by the Board of Directors to make up the alliance of the Board of Directors to be submitted by the Company’s management for election at the Ordinary General Meeting that will resolve on the accounts for the fiscal year ending December 31, 2023 (“OGM”); and (ii) elected or re-elected, as the case may be, at the first Board of Directors’ Meeting to be held after the OGM, to make up the following Advisory Committees to the Board of Directors: (a) Strategy and Innovation Committee; (b) Sustainability Committee; (c) Management and Finance Committee; (d) People Committee; and (e) Appointment and Remuneration Committee (“Committees”).
6.1.2. The members of the Board of Directors acknowledge and thank, with deep admiration and gratitude, the invaluable services provided by Mr. Walter to the Company during his tenure as Chief Executive Officer. They point out that Mr. Walter’s visionary, strategic leadership, unparalleled expertise and tireless dedication have been fundamental pillars for the Company’s exponential growth over recent years, the achievement of ambitious goals and the consolidation of a solid reputation in the market. They highlight the implementation of a culture of people who inspire and transform, a focus on the company’s social and environmental responsibility and the creation and value generation for all stakeholders, aspects that have strengthened the Company’s identity and positioned it as a benchmark in corporate governance, sustainability and value creation. They also praise Mr. Walter’s ethical stance, exemplary professionalism and unwavering commitment to the best interests of the Company and its stakeholders, values that have inspired and will continue to inspire all team members. They wish Mr. Walter every success in his future projects, repeating their certainty that, in his new professional moment, he will continue to make a valuable contribution to the Company, as a member of the Committees and, even more so, if elected to the position of member of the Board of Directors.
6.2. To unanimously approve and without exception, the election of Mr. João Alberto Fernandez de Abreu, Brazilian citizen, married, engineer, holder of Identity Card (RG) No. 0089420137, issued by DICRJ, and enrolled with CPF/MF under No. 006.334.767-90], resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, No. 1355, 7th floor – Pinheiros, ZIP Code 01452-919 (“João Alberto”) as the Company’s Statutory Executive Officer without specific designation, with a term of office from April 2, 2024 to July 1, 2024.
6.2.1. It is hereby registered that Mr. Walter and Mr. João Alberto over the next few months, will work together to conduct the process of succession to the position of Chairman of the Company’s Board of Officers in an orderly manner, so that when Mr. Walter’s resignation becomes effective on July 1, 2024, Mr. João Alberto will succeed him as the Company’s Chief Executive Officer.
6.2.2. It is hereby registered that the investiture of Mr. João Alberto’s investiture will be conditional on his signing the respective instrument of investiture, drawn up in the Company’s own book, in which he declares that he is not subject to any legal impediment to his holding the position of Statutory Executive Officer without specific designation, and on his acceptance to the arbitration clause referred to in article 40 of the Regulations of Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.
6.2.3. As a result of the approval of the above resolution, the structure of the Company’s Statutory Executive Board will be as follows: (i) Mr. Walter Schalka, as Chief Executive Officer; (ii) Mr. Aires Galhardo, as Executive Officer – Cellulose Operations; (iii) Sr. Carlos Aníbal Fernandes de Almeida Júnior, as Executive Officer – Forest and Supplies; (iv) Mr. Christian Orglmeister, as Executive Officer – New Business, Strategy, IT and Digital; (v) Mr. Fernando de Lellis Garcia Bertolucci, as Executive Officer – Sustainability, Research and Innovation; (vi) Leonardo Barretto de Araujo Grimaldi, as Executive Officer – Commercial Cellulose and Logistics; (vii) Mr. Marcello Feriozzi Bacci, as Executive Officer – Finance and Investor Relations; and (viii) Mr. João Alberto Fernandez de Abreu, as Executive Officer without specific designation.
7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Ana Paula Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. I hereby certify that this is a copy of the minutes drawn up in the proper book.
São Paulo, SP, February 28, 2024.

__________________________ Marcos Chagas Assumpção Secretary
2